

Tommaso Trionfi (He/Him) · 2nd

Co-Founder and CEO at TOCCA || B2B Virtual Events. ||

San Francisco, California, United States ·

Contact info

TOCCA

INSEAD

500+ connections

1 mutual connection: Kris Rudeegraap

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Hello network, TOCCA is now crowdfunding on Wefunder!...



Invest in Tocca: Created by us, customized by you. B2B company virtua...

wefunder.com • 1 min read

20 • 2 comments



Home - Tocca | B2B Virtual Even Platform

Tocca | B2B Virtual Events Platform

The branded virtual event platforr engage audiences & maximize RC

Activity

2,891 followers



Honored and humbled by the support shown by a large community in achieving our first goal on our crowdfunding...

Tommaso shared this

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agreed. In our market though there is a lot of available data

Tommaso replied to a comment



An investor recently told me you are trying to enter a very crowded and fragmented space. There are a lot of...

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42 Reactions · 10 Comments



Thank you Ely K. for your support!

Tommaso replied to a comment

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Experience



Co-Founder and CEO

TOCCA

Jul 2018 – Present · 3 yrs 1 mo

San Francisco Bay Area

TOCCA's flexible architecture helps companies design their own version of a virtual event or business gathering. Designed to replicate the essence of in-person events in a compelling digital rendering, Tocca allows you to easily navigate from room to room, (ex: keynote, simultaneous tracks, fully interactive round table), be challenged by interactive games, visit sponsor booths and lounges, and take a break in the networking lounge and chat with oth ...see more



Investor

Off the Grid Ventures

Aug 2017 – Present · 4 yrs

San Francisco Bay Area

Off the Grid is a new seed fund and I am a limited partner.



Board Member

Linxo

Sep 2009 – Jun 2020 · 10 yrs 10 mos

Linxo is a leading European Fin-Tech company offering a SaaS Personal Financial Management application to major banks as well as directly helping consumers analyze, manage and optimize their financial assets. Linxo was acquired by



Linxo raises $24 million for its app that brings...

CEO

Monsoon Commerce (an Oak Hill Capital Partners company)

Jan 2014 – Aug 2017 · 3 yrs 8 mos
San Francisco Bay Area

Monsoon Commerce was a portfolio holding company of private equity firm Oak Hill Capital Partners (OHC). Joined to help restructure the companies acquired overtime by OHC in the e-commerce space. Monsoon Commerce origir ...see more

Chairman and CEO

Merchantry

2010 – 2013 · 3 yrs
Greater New York City Area

Joined the founder along with VC funds (Greycroft, eVentures and Kite Ventures) to scale the company. Finalized a SaaS engine for retailers to launch their third-party eCommerce marketplace. Started operations in NYC, opened o ...see more

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Education



INSEAD
Master of Business Administration (M.B.A.), Strategy and General Management
1990 – 1990



Université Grenoble Alpes
Master's Degree, Science and Technology, International Economics, 2nd best overall graduate
1982 – 1986
Activities and Societies: Skiing team, Investment fund manager

Honors

New York University
Clean Tech Executive Program 2010, Business in Clean Tech industries

I was honored to be selected among New York's top executives to participate in a new Cleantech Exec program funded by New York State and New York City Mayor Bloomberg to help New York City lead in the adoption of cleantech innovations.

Skills & endorsements

E-commerce · 87

Endorsed by **Eugene Nikiforov and 18 others who are highly skilled at this**



Endorsed by **11 of Tommaso's colleagues at Merchantry, a Tradeshift Company**

SaaS · 64

Jason C. Weber and 63 connections have given endorsements for this skill

Entrepreneurship · 69

Endorsed by **Stefan Jørgensen (hiring) and 7 others who are highly skilled at this**

 Endorsed by **2 of Tommaso's colleagues at Linxo Group**

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Recommendations

Received (4)   Given (35)

Zsuzsa Kecsmar
Proud co-founder, Marketing and Partnerships at Antavo, a no-code loyalty platform for enterprise

May 25, 2016, Zsuzsa worked with Tommaso but at different companies

Thank you Tommaso for your wise advice. Tommaso was recommended to me by a common friend as an expert in eCommerce, and I consulted him about market entry and partnerships. His track record is so inspiring, and I was delighted by his kindness. I appreciate your help.

Jennifer Kim
US Operations Manager at Potential Project – Focused Minds, Organizational Excellence

April 28, 2013, Jennifer reported directly to Tommaso

I am so amazingly grateful to have had the opportunity to work with Tommaso during my time at Wimba. His management style helped me flourish and grow by offering trust, wise advice, mentorship, and an abundance of opportunities to flourish. I am so happy for those who have the opportunity to wor... **See more**

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